Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Fiscal First Quarter 2017 Financial Results

BEIJING and NEW YORK, January 6, 2017 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced its unaudited financial results for the quarter ended September 30, 2016.

Fiscal First Quarter Financial and Operational Highlights

•	Gross revenues were $2.3 million, compared to $2.2 million for the comparable period last year.

•	Interest on short-term investments was $3.5 million, compared to $3.6 million for the comparable period last year.

•	Net income attributable to Wins Finance was $3.1million for the quarter ended September 30, 2016, compared to $4.7 million for the same period ended September 30, 2015.

"In the past year, we have made progress in our direct leasing business in the medical equipment and new energy sectors. $22.11 million (RMB 147 million) and $44.98 million (RMB300 million) were funded to medical equipment and new energy sectors, respectively. We remain focused on development of our leasing business in these sectors, both of which offer significant opportunities for investment. We expect these two sectors to continue to grow despite the economic slowdown and other macroeconomic factors," said Renhui Mu, Co CEO and COO of Wins Finance. "We continue to expand our pipeline of leasing opportunities, and expect our geographic footprint to increase during in the second half of 2017."

Quarter Ended September 30, 2016 Results

Gross revenue

Wins Finance’s gross revenue for the quarter ended September 30, 2016 was $2.3 million, which consists of $0.8 million of commissions and fees generated from its financial guarantee services, and $1.5 million of direct financing lease interest income.

Commissions and fees on financial guarantee services generated from financial guarantee services the Company provides to customers decreased by $0.9 million, or 52.3%, to $0.8 million for the quarter ended September 30, 2016, compared to $1.8 million for the quarter ended September 30, 2015. The decrease was primarily attributable to reduced lending activities due to the economic recession in Shanxi province and our increased scrutiny of potential clients as a result thereof.

Direct financing lease interest income generated from payments under direct financing leases with customers increased by $1.0 million, or 208.4%, to $1.5 million for the quarter ended September 30, 2016, compared to $0.5 million for the quarter ended September 30, 2015. The increase was primarily attributable to new contracts in the medical equipment and new energy sectors.

Interest on short-term investment

Interest on short-term investments decreased by $0.1 million to $3.5 million for the quarter ended September 30, 2016, compared to $3.6 million for the same period ended September 30, 2015. The decrease was primarily due to a decrease in the rate of return caused by decreased return in the local capital markets, partially offset by an increase in the average balances of short-term investments.

Non-interest expenses

Non-interest expenses increased by $0.8 million, or 114.8%, to $1.6 million for the quarter ended September 30, 2016, compared to $0.8 million for the same period ended September 30, 2015. The increase was primarily attributable to an increase of $0.8 million in share-based compensation to the company’s directors and executive officers and increases in salaries, legal fees, auditing fees and consulting fees for investor relations in connection with being a public company.

Income taxes

Income tax expense decreased by $0.4 million, or 38.0%, to $0.7 million for the three months ended September 30, 2016, compared to $1.1 million for the three months ended September 30, 2015. The decrease was primarily attributable to a decrease in taxable income excluding interest on short-term investment, which is exempt from taxation.

Net income

Net income decreased by $1.6 million, or 33.5%, to $3.1 million for the quarter ended September 30, 2016, compared to $4.7 million for the same period ended September 30, 2015.

Other Significant Events

As previously reported, on December 13, 2016, Appelo Ltd. and Wits Global Ltd., each an entity controlled by Mr. Wang Hong, entered into an agreement to transfer all of the ordinary shares of Wins Finance owned by them, an aggregate of 13,440,000 ordinary shares (approximately 67% of the Company’s outstanding ordinary shares), to Spectacular Bid Limited, a wholly owned subsidiary of Freeman FinTech Corporation Limited, a company listed on the Hong Kong Stock Exchange (collectively, the “Purchaser”). To the knowledge of the Company, the Purchaser does not own any other of the Company’s ordinary shares and the Purchaser does not have any plans to acquire the Company’s remaining outstanding ordinary shares.

At the closing, Jianming Hao, Haiming Guo, Guo Chen and Jingxiao Zhang will resign from the Board of Directors and Junfeng Zhao, Xiaofeng Zhong, Shihai Wang and Weiqi Chen will be appointed to the Board of Directors. In addition, Jianming Hao will resign as Co-Chief Executive Officer of the Company.

The transaction has not yet closed.

About Wins Finance

Wins Finance is a diversified investment and asset management company listed on NASDAQ. The company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of Wins’ established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Current Report on Form 8-K dated October 26, 2015 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
7 Times Square, 37th FL
New York, NY 10036
Tel: 212-488-4974
E-mail: info@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	September 30, 2016	June 30, 2016
	US$	US$
ASSETS
Cash	8,715,638	47,163,965
Restricted cash	26,766,408	27,962,846
Short-term investment	186,474,512	149,841,838
Commission receivable	286,047	-
Guarantee paid on behalf of guarantee service customers	2,578,008	2,039,684
Interest receivable	4,438,571	1,021,306
Net investment in direct financing leases	72,187,582	74,705,647
Deferred tax assets, net	404,043	428,524
Property and equipment, net	816,801	854,719
Other assets	9,657,588	608,751
TOTAL ASSETS	312,325,198	304,627,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Bank loan for capital lease business	39,553,635	43,308,617
Loans payable	8,239,147	-
Interest payable	220,540	208,947
Income tax payable	3,067,173	2,510,847
Unearned income from financial guarantee services	993,051	423,801
Other liabilities	10,142,287	10,099,055
Due to related party	464,000	464,000
Allowance on guarantee	3,056,206	3,079,684
Deferred income tax liability	-	477,398
Total Liabilities	65,736,039	60,572,349

Shareholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 20,041,647 and 20,041,647 shares issued and outstanding at September 30, 2016 and June 30, 2016, respectively)	2,004	2,004
Additional paid-in capital	214,221,526	213,400,296
Statutory reserve	2,364,245	2,364,245
Retained Earnings	46,342,639	43,244,044
Accumulated other comprehensive loss	(16,341,255)	(14,955,658)
Total Equity	246,589,159	244,054,931
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	312,325,198	304,627,280

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	Three months ended
	September 30, 2016	September 30, 2015
	US$	US$
Guarantee service income
Commissions and fees on financial guarantee services	835,763	1,751,579
(Provision)/reversal of provision on financial guarantee services	5,844	319
Commission and fees on guarantee services, net	841,607	1,751,898

Direct financing lease income
Direct financing lease interest income	1,461,214	473,752
Interest expense for direct financing lease	(815,121)	(5,350)
Reversal/(provision) for lease payment receivable	25,584	(4,137)
Net direct financing lease interest income after provision for receivables	671,677	464,265

Net revenue	1,513,284	2,216,163

Non-interest income
Interest on short-term investment	3,463,436	3,587,140
Total non-interest income	3,463,436	3,587,140

Non-interest expense
Business taxes and surcharge	(848)	(126,961)
Salaries and employees surcharge	(292,291)	(181,319)
Rental expenses	(58,279)	(64,435)
Other operating expenses	(1,285,738)	(389,357)
Total non-interest expense	(1,637,156)	(762,072)

Income before taxes	3,339,564	5,041,231

Income tax expense	(693,319)	(1,111,144)
Deferred tax expense/(benefit)	452,350	726,567
NET INCOME	3,098,595	4,656,654

Other comprehensive income
Foreign currency translation adjustment	(1,385,597)	(9,577,369)
COMPREHENSIVE INCOME/(LOSS)	1,712,998	(4,920,715)

Weighted-average ordinary shares outstanding – basic and diluted	20,041,647	30,000,100
Earnings per share – Basic and diluted	0.15	0.16

NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures below are provided to enhance investors’ overall understanding of the company current financial performance and prospects for the future. A limitation of using non-GAAP other operating expenses and net income, excluding share-based compensation expenses, is that these items have been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

WINS FINANCE HOLDINGS INC.

NON-GAAP FINANCIAL MEASURE RECONCILIATIONS

	Three months ended
	September 30, 2016	September 30, 2015
	US$	US$
Other operating expenses under GAAP	(1,285,738)	(389,357)
Adjustment (a)	821,239	-

Non-GAAP Other operating expenses	(464,499)	(389,357)

Net income under GAAP	3,098,595	4,656,654
Adjustment (a)	821,239	-

Non-GAAP net income	3,919,834	4,656,654

Basic and diluted shares outstanding	20,041,647	30,000,100

Non-GAAP earnings per share, basic and diluted	0.20	0.16

(a) Adjustment to exclude the share-based compensation expenses for each period